LORRAINE YOUNG FCIS
COMPANY SECRETARY

02034309

BRAMBLES

BRAMBLES INDUSTRIES PLC
CASSINI HOUSE 57-59 ST JAMES'S STREET
LONDON SW1A 1LD ENGLAND
TEL +44 (0)20 7659 6030
FAX +44 (0)20 7659 6001
EMAIL lorraine.young@brambles.com

7 May 2002

SEC MAIL PROCESSING
RECEIVED
MAY 20 2002
WASH. D.C. 165 SECTION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

Lorraine Young
Company Secretary

5/24

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of its affiliates

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list appended

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class

Not advised

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

N/A

11) Date company informed

1 May 2002

12) Total holding following this notification

101,203,352

13) Total percentage holding of issued class following this notification

13.98%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Lorraine Young, Company Secretary

Date of notification 2 May 2002

Details of Registered Holders

Capital Guardian Trust Company		4.91%
State Street Nominees Limited	5,683,600	
Bank of New York Nominees	778,081	
Chase Nominees Limited	14,763,228	
BT Globenet Nominees Limited	197,000	
Midland Bank plc	6,232,400	
Bankers Trust	1,634,800	
Barclays Bank, Barclays Global Securities Services	667,300	
Citibank London	468,359	
Nortrust Nominees	4,471,600	
Royal Bank of Scotland	21,200	
MSS Nominees Limited	50,000	
Citibank NA	28,000	
ROY Nominees Limited	40,500	
Mellon Nominees (UK) Limited	477,790	
Total	35,513,858	

Capital International Limited		2.02%
State Street Nominees Limited	569,581	
Bank of New York Nominees	1,590,391	
Chase Nominees Limited	3,163,338	
Midland Bank plc	264,900	
Bankers Trust	2,997,269	
Barclays Bank, Barclays Global Securities Services	152,700	
Citibank London	100,326	
Morgan Guaranty	258,545	
Nortrust Nominees	2,773,696	
Royal Bank of Scotland	39,500	
MSS Nominees Limited	194,000	
State Street Bank & Trust Co	253,186	
Lloyds Bank	94,300	
Citibank NA	42,600	

Deutsche Bank AG	455,700	
HSBC Bank plc	698,000	
Northern Trust AVFC	220,400	
KAS UK	42,215	
Mellon Nominees (UK) Limited	299,000	
Bank One London	298,180	
Clydesdale Bank plc	105,800	
Total	14,613,627	
Capital International S.A.		1.47%
State Street Nominees Limited	344,200	
Bank of New York Nominees	68,800	
Chase Nominees Limited	4,478,954	
Credit Suisse London Branch	83,000	
Midland Bank plc	1,298,100	
Barclays Bank, Barclays Global Securities Services	905,400	
Citibank London	36,000	
Nortrust Nominees	23,700	
Morgan Stanley	26,500	
Royal Bank of Scotland	2,402,726	
State Street Bank & Trust Co.	35,000	
National Westminster Bank	213,300	
Lloyds Bank	41,356	
RBSTB Nominees Limited	135,200	
Citibank NA	53,300	
Deutsche Bank AG	328,800	
HSBC Bank plc	189,140	
Total	10,663,476	
Capital International Inc.		0.09%
State Street Nominees Limited	136,798	
Bank of New York Nominees	27,800	
Midland Bank plc	35,500	
Deutsche Bank Mannheim	45,000	
Bankers Trust	19,000	
Citibank London	14,300	
Nortrust Nominees	290,000	
State Street Bank & Trust Co	82,000	
Deutsche Bank AG	30,000	
Total	680,398	
Capital Research and Management Company		5.49%
State Street Nominees Limited	4,031,993	
Chase Nominees Limited	35,700,000	
Total	39,731,993	

Europe Pacific Growth Fund	4.38%	31,700,000

3 May 2002

BRAMBLES – COMPLETION OF SALE OF WAGON RENTAL BUSINESS

We are pleased to advise that, following approval from the relevant authorities, Brambles has completed the sale of its European Rail Division, Groupe CAIB.

For further information, contact:

London		
Media	Richard Mountain, Financial Dynamics	+44 (0) 20 7831 3113
Investor and Other	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012
Sydney		
All Enquiries	Ron Burke Group General Manager Corporate Affairs	+61 2 9256 5255

BRAMBLES

BRAMBLES ANNOUNCES SALE OF JARDINE SHIPPING ASSETS

Brambles Australia Limited has today sold certain assets relating to its Cairns-based coastal shipping service, Jardine Shipping, to a private investor. The consideration for the sale of approximately A$13 million has been received in cash. The coastal shipping business earned revenue of approximately A$18 million in the financial year ended 30 June 2001. The sale will not have a material effect on the Group's earnings.

Brambles continues to pursue its marine activities through Brambles Shipping (the major freight carrier between Tasmania and mainland Australia).

7 May 2002

For further information, contact:

London

Media:	Richard Mountain, Financial Dynamics	+44 (0) 20 7831 3113
Investor and Other:	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012

Sydney

All Enquiries:	Ron Burke Group General Manager, Corporate Affairs	+61 (0) 2 9256 5255
	Edna Carew Group Manager Communications	+61 (0) 2 9256 5204

The Brambles Industries Group is globally headquartered in Sydney, Australia.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Putnam Investment Management, LLC and The Putnam Advisory Company, LLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of clients of Putnam Investment Management, Inc. and Putnam Advisory Company, Inc.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not advised

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class

Not advised

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

3 May 2002

12) Total holding following this notification

25,052,187

13) Total percentage holding of issued class following this notification

3.46%

14) Any additional information

-

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Lorraine Young, Company Secretary

Date of notification - 7 May 2002